

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 31, 2018

Via Email
Mr. Soren Schroder, Chief Executive Officer
Bunge Limited
50 Main Street, 6th Floor
White Plains, NY 10606

      Re: Bunge Limited
             Form 10-K for the Fiscal Year ended December 31, 2017
             Filed February 23, 2018
             File No. 001-16625

Dear Mr. Schroder:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Karl Hiller

                  Karl Hiller
                  Branch Chief
                  Office of Natural Resources